Exhibit 12

Statement re: Calculation of Ratios of Earnings to

Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	Nine Months Ended September 30, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
Income from continuing operations, less preferred dividends	$21,894	$103,481	$94,894	$88,220	$97,981	$101,105
Preferred dividends	53,038	58,292	56,419	46,479	33,777	37,321
Minority interest in earnings of common unitholders	1,640	6,778	9,539	8,893	10,334	10,962
Interest expense	143,657	172,616	173,255	108,518	100,058	91,596

Earnings before fixed charges	$220,229	$341,167	$334,107	$252,110	$242,150	$240,984

Interest expense	$143,657	$172,616	$173,255	$108,518	$100,058	$91,596
Interest costs capitalized	42,549	59,167	36,260	9,510	5,961	6,734

Total fixed charges	186,206	231,783	209,515	118,028	106,019	98,330
Preferred dividends	53,038	58,292	56,419	46,479	33,777	37,321

Total fixed charges and preferred dividends	$239,244	$290,075	$265,934	$164,507	$139,796	$135,651

Ratio of earnings to fixed charges	1.18	1.47	1.59	2.14	2.28	2.45

Ratio of earnings to combined fixed charges and preferred dividends	N/A	1.18	1.26	1.53	1.73	1.78

N/A—The ratio is less than 1.0; deficit of $19,015 exists for the nine months ended September 30, 2008.